UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONVERIUM HOLDING AG

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

7248256

(Cusip Number)

François de Varenne

Head of Corporate Finance and Asset Management

SCOR S.A.

1, avenue du Général de Gaulle

92 074 Paris – La Défense Cedex

France

Tel. No.: + 33 1 46 98 00 00

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

April 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,320,350
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,320,350
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,320,350
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Commission on February 20, 2007, as amended on February 26, 2007 (the “Schedule 13D”), by SCOR S.A., a société anonyme organized under the laws of France (“SCOR”), SCOR Global P&C S.A., a société anonyme organized under the laws of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”), and IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”), with respect to the registered shares, par value CHF 5 per share (the “Shares”), of Converium Holding AG, a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at Dammstrasse 19, CH-6301, Zug, Switzerland. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

SCOR has purchased Shares pursuant to the Patinex Share Purchase Agreement and the Alecta Share Purchase Agreement using SCOR’s internal funds and SCOR Shares.

The information set forth in Item 6 below is incorporated herein by reference.

Item 4. Purpose of Transaction

On April 26, 2007, SCOR completed the acquisition of 36,120,350 Shares, or approximately 24.6% of the Issuer’s issued share capital, pursuant to the Patinex Share Purchase Agreement and the Alecta Share Purchase Agreement.

SCOR is currently the largest shareholder of the Issuer.

SCOR has launched a tender offer in Switzerland (the “Offer”) for all the publicly held outstanding Shares of the Issuer not owned or otherwise secured by SCOR. Pursuant to the Offer, SCOR is offering to acquire each Share for CHF 4 in cash (representing approximately 20% of the consideration per Share) and 0.5 SCOR Share (representing approximately 80% of the consideration per Share). The Offer will not be made in or into the United States, Canada, Japan and Australia and may only be accepted outside the United States, Canada, Japan and Australia. The Offer may not be accepted by U.S. persons or persons in the United States.

SCOR will continue to evaluate its ownership and voting position in the Issuer and intends to play an active role in asserting its rights as shareholder of the Issuer. SCOR may consider the following future courses of action, among others:

• The acquisition of additional Shares in the open market, block trades, negotiated transactions, through options, swaps or otherwise;

• Modifications of the composition of the present board of directors of the Issuer;

• An extraordinary corporate transaction, such as a merger, consolidation or reorganization of the Issuer or any of its subsidiaries; and

• Changes in the Issuer’s charter, bylaws or instruments corresponding thereto.

SCOR has not yet determined which, if any, of the above courses of action it may ultimately take. SCOR reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The number of Shares beneficially owned as of the date hereof by SCOR is 48,320,350. In the aggregate, these Shares constitute, based on the number of Shares outstanding on March 31, 2007, as represented by the Issuer in the Form 6-K filed with the Commission on April 11, 2007, 32.9% of the Issuer’s outstanding share capital.

Number of Shares as to which SCOR has:

• sole power to vote or to direct the vote: 48,320,350

• shared power to vote or to direct the vote: 0

• sole power to dispose or to direct the disposition of: 48,320,350

• shared power to dispose or to direct the disposition of: 0

Number of shares as to which SCOR Global P&C has:

• sole power to vote or to direct the vote: 0

• shared power to vote or to direct the vote: 5,400,000

• sole power to dispose or to direct the disposition of: 0

• shared power to dispose or to direct the disposition of: 5,400,000

SCOR Global P&C shares voting and dispositive authority over all the Shares it beneficially owns with SCOR.

Number of shares as to which IRP has:

• sole power to vote or to direct the vote: 0

• shared power to vote or to direct the vote: 6,800,000

• sole power to dispose or to direct the disposition of: 0

• shared power to dispose or to direct the disposition of: 6,800,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Following the receipt of approvals from SCOR shareholders for all the resolutions relating to the combination of SCOR and Converium at the SCOR Extraordinary General Meeting held on April 26, 2007, SCOR has acquired 29,020,350 Shares, or approximately 19.8% of the Issuer’s issued share capital, pursuant to the terms and subject to the conditions set forth in the Patinex Share Purchase Agreement, for an aggregate consideration of CHF 121,885,470 (representing 20% of the consideration for the Shares) and 14,331,037 SCOR Shares (representing 80% of the consideration for the Shares). SCOR has acquired 7,100,000 Shares, or approximately 4.8% of the Issuer’s issued share capital, pursuant to the terms and subject to the conditions set forth in the Alecta Share Purchase Agreement, for an aggregate consideration of CHF 29,820,000 (representing 20% of the consideration for the Shares) and 3,506,173 SCOR Shares (representing 80% of the consideration for the Shares).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2007

SCOR S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

IRP Holdings Limited

By:	/s/ Patrick Thourot
Name: Patrick Thourot
Title: Chairman

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